SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                 AMENDMENT NO. 1
                                       TO

                                   SCHEDULE TO
                                 (RULE 14d-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            BellaVista Capital, Inc.
                            _________________________
                       (Name of Subject Company (Issuer))

                            BellaVista Capital, Inc.
                            _________________________
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                            _________________________
                           (Title of Class Securities)

                                      None
                            _________________________
                      (CUSIP Number of Class of Securities)

                             Michael Rider, President
                             15700 Winchester Blvd
                             Los Gatos, California 950301
                             Tel (650) 328-3060
                            _________________________

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                             Paul Derenthal, Esq.
                             Derenthal & Dannhauser LLP
                             1999 Harrison Street, 26th Floor
                             Oakland, California 94612
                             Telephone (510) 350-3070

                            CALCULATION OF FILING FEE
               __________________________________________________

               Transaction Valuation*     Amount of Filing Fee
               __________________________________________________

                      $1,312,500                 $51.58
               __________________________________________________

* For purposes of calculating the filing fee only, this amount is based on the purchase of 750,000 outstanding shares of Common Stock at the tender offer price of $1.75 per share.

[X]  Check  the box if any part of the fee is offset  as  provided  by Rule 0-11
     (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $51.58 Filing Party: BellaVista Capital, Inc.
      _____________________________________________________________________

        Form or Registration No.: Schedule TO Date Filed: August 15, 2008
     _____________________________________________________________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of August 22, 2008 by BellaVista Capital, Inc. is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer by, BellaVista Capital, Inc. a Maryland corporation (the "Company"), to purchase up to 750,000 shares of its Common Stock, par value $0.01 per share (the "Shares"), at a price of $1.75 per share, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 14, 2008 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer."

The Offer is hereby amended by the filing of Exhibits (a)(2) and (a)(3) to this Schedule TO, a Supplement to the Offer dated September 9, 2008, and a Letter to Shareholders dated September 9, 2008. Such Supplement and Letter are hereby made part of and incorporated into the Offer.

The Offer is further amended to extend the Expiration Date to September 29, 2008. As of the date hereof, a total of 139,494 Shares have been tendered to the Company and not withdrawn.

Item 12. Exhibits.

(a)(2)   Supplement to Offer dated September 9, 2008
(a)(3)   Letter to Shareholders dated September 9, 2008


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BELLAVISTA CAPITAL, INC.



                                  Dated: September 9, 2008

                                  By: /s/ Michael Rider
                                      ----------------------------
                                      Name: Michael Rider
                                      Title: President